AMENDED AND RESTATED

OPERATING AGREEMENT

OF

ASCEND ASSETS I LLC

THIS AMENDED AND RESTATED OPERATING AGREEMENT (the "**Agreement**") is entered into as of July 10, 2023, among Ascend Assets I LLC, a Delaware limited liability company (the "**Company**") our Manager, Ascend Technology Corporation and each person or entity (a "**Person**") hereinafter becoming a party to this Agreement, the "**Members**").

RECITALS

A. The Company was formed with the filing of the Certificate of Formation on June 22, 2022, pursuant to the Delaware Limited Liability Company Act (the "**Act**"), and is presently governed by the Operating Agreement dated as of July 20, 2022 (the "**Existing Agreement**"); and

B. The Company changed its registered agent in Delaware and its name from Blue Line 1A LLC to Ascend Assets I LLC with the filing of the Certificate of Amendment of the Certificate of Formation of the Company on March 17, 2023; and

C. The Members now desire to amend and restate the Existing Agreement on the terms set forth herein to, and each of the Members is entering into this Agreement to provide for the governance of the Company and the conduct of its business, and to specify their relative rights and obligations.

AGREEMENT

NOW, THEREFORE, the Members by this Agreement set forth the operating agreement for the Company upon the terms and subject to the conditions of this Agreement:

1. ***Name***.

The name of the Company is Ascend Assets I LLC. The Manager (as defined below) may change the name of the Company from time to time without the consent of any Member.

2. ***Purpose and Powers***.

The Company is formed for the object and purpose of, and the nature of the business to be conducted and promoted by the Company is, to engage in any lawful act or activity for which limited liability companies may be formed under the Act, including any and all activities necessary or incidental to the foregoing.

3. ***Registered Office***.

The Company's Registered Office will be as set forth in the Certificate, as amended from time to time.

4. ***Term***.

The Company will have a perpetual existence; *provided*, *however,* that the Company will dissolve, and its affairs will be wound up, at the election of the Members required for such under this Agreement or upon the occurrence of an event of dissolution under the Act; *provided, further, however,* that upon the

occurrence of an event of dissolution under the Act, the Members may elect to continue the Company to the extent permitted under the Act.

5. ***Units***.

5.1. General. The membership interests in the Company (the "**Membership Interests**") will be divided into three classes of interests referred to herein as "**Class A Interests**," "**Class B Interests**," and "**Class C Interests.**" The Class A Interests, Class B Interests, and Class C Interests will be issued in unit increments (each a "**Unit**" and collectively, the "**Units**"). There will be initially authorized one hundred (100) Units of Class A Interests (the "**Class A Units**"); fifteen million (15,000,000) Units of Class B Interests (the "**Class B Units**"); and one thousand (1,000) Units of Class C Interests (the "**Class C Units**"). As of the date of this Agreement, 0 Class A Units, 0 Class B Units, and 0 Class C Units are issued and outstanding.

5.1.1. Voting Rights.

(A) Each Class A Unit will entitle the Class A Member holding such Class A Unit to one vote (voting as a single class) on matters relating to the Company with respect to which a vote of the Class A Members is taken pursuant to the express terms of this Agreement. A Class A Member may vote its Units in its sole and absolute discretion on any matter. The Class A Members hereby waive to the maximum extent permitted by the Act all rights to vote on any matter except for those matters relating to the Company with respect to which a vote of the Class A Members is taken pursuant to the express terms of this Agreement.

(B) The Class B Units will not entitle the holder thereof to vote on any matter relating to the Company with respect to which a vote of the Members is taken. The Class B Members hereby waive to the maximum extent permitted by the Act all rights to vote on any matter with respect to which a vote of the Class Members is taken pursuant to the express terms of this Agreement.

(C) The Class C Units will not entitle the holder thereof to vote on any matter relating to the Company with respect to which a vote of the Members is taken. The Class C Members hereby waive to the maximum extent permitted by the Act all rights to vote on any matter with respect to which a vote of the Class Members is taken pursuant to the express terms of this Agreement.

5.2. Membership Interests. The Membership Interests will (i) have the rights and obligations ascribed to such Membership Interests in this Agreement and the Act (if not otherwise set forth in this Agreement); (ii) not be certificated unless otherwise determined by the Manager; (iii) be recorded in a register of Members, which the Manager will maintain; (iv) be transferable only on recordation of such Transfer in the register of Members, which recordation the Manager will make; and (v) be personal property.

5.3. Written Consent. Subject to Section 5.1.1, any action may be taken by the Members without a meeting if such action is authorized or approved by the written consent of Members representing sufficient Membership Interests to authorize or approve such action pursuant to this Agreement. The Members may take any action required of Members under this Agreement through written consent. Where action of the Members is authorized by written consent, no prior notice is required, and no meeting of Members needs to be called or noticed. A copy of any action taken by written consent will be sent by the Manager promptly to all Members following the taking of such action and all actions by written consent will be filed with corporate records of the Company.

5.4. Issuance of Additional Units. The Manager is authorized, in its sole discretion, to issue additional Units for any Company purpose at any time and from time to time to such Persons for such consideration (which may be cash, property, services or any other lawful consideration) or for no

consideration and on such terms and conditions as the Manager will determine, all without the approval of any Members, unless such approval is required by applicable law. Each Unit will have the rights and be governed by the provisions set forth in this Agreement. Except to the extent expressly provided in this Agreement, no Units will entitle any Member to any preemptive, preferential, or similar rights with respect to the issuance of Units.

5.5. Other Securities. The Manager is authorized, in its sole discretion, to issue additional securities of the Company, which may include, without limitation, unsecured and secured debt obligations of the Company, debt obligations of the Company convertible into Units, options, rights or warrants to purchase Units, including equity-based awards to executives, employees, and consultants, or any combination of any of the foregoing, from time to time ("**Additional Securities**"), to any Persons on terms and conditions established in the sole and complete discretion of the Manager, all without the approval of any Member, unless such approval is required by applicable law. Subject to Section 5.1, there will be no limit on the number of other Additional Securities that may be so issued, and the Manager will have sole and complete discretion in determining the consideration and terms and conditions with respect to any future issuance of any such Additional Securities. The Manager will update the register of Members as required from time to time with any issuances of Additional Securities.

5.6. Profits Interests. It is understood and agreed that to the extent that any Member has received Units under this Agreement but has not made a corresponding capital contribution for such Units, such Member has received a "profits interest" in the Company in connection with the performance of services, as contemplated by Revenue Procedure 93-27, 1993-2 C.B. 343, as clarified by Rev. Proc. 2001-43, 2001-2 C.B. 191. Members who receive a "profits interest" will have the distribution rights described under Section **Error! Reference source not found.**, the allocation rights described under Section 10 and the voting rights described herein, but will have no initial Capital Account (as defined below) credit with respect to such profits interest. If the Company was dissolved on the day following the date of the issuance of a profits interest, Units representing such "profits interest" would not be entitled to any liquidating distribution under Section **Error! Reference source not found.**; accordingly, a "profits interest" has a value of zero (0) as of the date of issuance. Pursuant to Notice 2005-43, I.R.B. 2005-24 ("**Notice 2005-43**"), when Proposed Treasury Regulations section 1.83-3(l) becomes effective, the fair market value of a "profits interest" can be determined by its liquidation value (as described above) only if the Company makes the "safe harbor" election described in Notice 2005-43. Accordingly, each Member agrees that (i) the Company and the Manager are authorized and directed to file, when appropriate, a written election to have the "safe harbor" described in Notice 2005-43 (or its successor) apply irrevocably to the issuance of all interests in the Company issued in connection with the performance of services while the "safe harbor" election is in effect, and (ii) the Company and each of its Members (including Members who have received "profits interests") will comply with all requirements of the "safe harbor" while the "safe harbor" election is in effect.

6. *Management*.

6.1. General. Subject to the terms and conditions set forth herein, responsibility for the management of the business and affairs of the Company will be vested in a sole manager of the Company, Ascend Technology Corporation (the "**Manager**") and the Manager will be the "manager" of the Company for all purposes of the Act. The Manager will serve as the "manager" of the Company until it resigns, in which case the Manager will appoint its successor. The Members will not have any right to remove the Manager.

6.2. Authority of the Manager. Subject to the provisions of this Agreement that require the consent or approval of one or more Members, the Manager will have the exclusive power and authority to manage the business and affairs of the Company and to make all decisions with respect thereto. Except as otherwise expressly provided in this Agreement, the Manager or persons designated by the Manager, including officers and agents appointed by the Manager, will be the only persons authorized to execute documents which will be binding on the Company. To the fullest extent permitted by the Act, but subject

to any specific provisions hereof granting rights to Members, the Manager will have the power to perform any acts, statutory or otherwise, with respect to the Company or this Agreement, which would otherwise be possessed by the Members under the Act, and the Members will have no power whatsoever with respect to the management of the business and affairs of the Company. The power and authority granted to the Manager hereunder will include all those necessary, convenient or incidental for the accomplishment of the purposes of the Company and the exercise of the powers of the Company set forth in this Agreement and will include the power to make all decisions with regard to the management, operations, assets, financing and capitalization of the Company, including, but not limited to, the power and authority to undertake and make decisions concerning: (i) hiring and firing service providers, officers, attorneys, accountants, brokers, investment bankers and other advisors and consultants, (ii) opening bank and other deposit accounts and operations thereunder, (iii) borrowing money, obtaining credit, issuing notes and debentures and securing the obligations undertaken in connection therewith with mortgages on, pledges of and security interests in all or any portion of the real or personal property of the Company, (iv) making investments in or the acquisition of securities or assets of any Person, (v) the issuance by the Company of any additional Units or the addition of a new Member; (vi) giving guarantees and indemnities, (vii) entering into contracts or agreements, whether in the ordinary course of business or otherwise, (viii) forming subsidiaries or joint ventures, (ix) compromising, arbitrating, adjusting and litigating claims in favor of or against the Company, (x) hiring and termination of the independent public accountant for the Company, (xi) making all tax and accounting elections and determinations, and (xii) hiring and termination of the senior management members of the Company.

6.3. Action by Written Consent. The Manager will document any material action required or permitted to be taken by adopting a written consent approving such action and such written consent will be filed with the records of the Company. Such consent will be treated for all purposes as the act of the Manager.

6.4. Delegation of Authority. The Manager may appoint officers and agents to act for the Company with such titles, if any, as the Manager deems appropriate and to delegate to such officers or agents such of the powers as are granted to the Manager hereunder, including the power to execute documents on behalf of the Company, as the Manager may in its sole discretion determine; *provided, however*, that no such delegation by the Manager will cause the Manager to cease to be the "manager" of the Company within the meaning of the Act. The officers so appointed may include persons holding titles such as Chairman, Chief Executive Officer, Chief Operating Officer, President, Chief Financial Officer, Executive Vice President, Vice President, Treasurer, Controller, Secretary or Assistant Secretary. Unless the authority of the officer in question is limited in the document appointing such officer or is otherwise specified by the Manager, any officer so appointed will have the same authority to act for the Company as a corresponding officer of a Delaware company would have to act for a Delaware company in the absence of a specific delegation of authority; *provided, however*, that unless such power is specifically delegated to the officer in question by the Manager either for a specific transaction or generally, no such officer will have the power to acquire real property, to borrow money, to issue notes, debentures, securities, equity or other interests of or in the Company, to make investments in (other than the investment of surplus cash in the ordinary course of business) or to acquire securities or assets of any Person, to give guarantees or indemnities, to merge, liquidate or dissolve the Company or to sell or lease all or any substantial portion of the assets of the Company.

6.5. Major Decisions. Notwithstanding anything to the contrary in this Agreement, authority to take the following actions (each, a "**Major Decision**") will require the approval of a Majority of Members holding Class A Units, if and to the extent that Class A Units are issued:

6.5.1. The merger or consolidation of the Company with another entity;

6.5.2. The sale of all or substantially all of the Company's assets; or

6.5.3. The dissolution, winding up or liquidation of or filing by the Company of a petition for bankruptcy, insolvency, reorganization or other similar matter under any federal or state law.

For the avoidance of doubt, the Members holding Class A Units cannot vote on any Major Decisions unless the Manager requests such vote.

6.6. Management Fee. The Manager will be paid, on a semi-annual basis, an amount equal to one percent (1%) of any amount raised through the sale of the Company's equity securities as compensation for its services to the Company. The Management Fee also includes compensation for the Manager's management of the Crowdfunding Vehicle. For tax and accounting purposes the Management Fee will be accounted for as an expense on the books of the Company.

6.7. Member Meetings. The Company may hold meetings of the Members from time to time at the Company's principal offices or such other place as the Manager will designate. Such meetings will be noticed, held and conducted in accordance with the following provisions.

6.7.1. Notice. Written notice will be provided by the Manager to each Member of any meeting, which notice will state the place, date, time, and purpose of such meeting at least ten (10), but not more than sixty (60), calendar days before the date on which such meeting is to be held. To the extent provided by law, notice may be provided by telegraph, facsimile or electronic mail. A written waiver of notice, signed by the Member entitled to notice, whether before or after the time of the meeting referred to in such waiver, will be deemed equivalent to notice. Neither the business to be transacted at, nor the purpose of, any meeting need be specified in any written waiver of notice thereof. Attendance of a Member at a meeting will constitute a waiver of notice of such meeting, except as provided by law.

6.7.2. Quorum and Voting. A Majority of Members holding Class A Units will be required to attend in order to constitute a quorum. A quorum at a meeting of Members will not be needed to discuss information about the Company's business and prospects, but will be required for any Major Decisions. Each Member holding Class A Units will be entitled to one vote for each Unit held in such Member's name, as reflected on the register of Members.

6.7.3. Meetings by Electronic Communications Equipment. Any Member may participate in a meeting by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and participation in a meeting by such means will constitute presence in person at such meeting.

6.7.4. Action by Written Consent. Subject to Section 5.1.1, any action may be taken by the Members without a meeting if such action is authorized or approved by the written consent of Members representing sufficient Membership Interests to authorize or approve such action pursuant to this Agreement. The Members may take any action required of Members under this Agreement through written consent. Where action of the Members is authorized by written consent, no prior notice is required, and no meeting of Members needs to be called or noticed. A copy of any action taken by written consent will be sent by the Manager promptly to all Members following the taking of such action and all actions by written consent will be filed with the minute books of the Company.

7. *Capital Contributions*.

Concurrently with or prior to the execution of this Agreement, the Members have made an initial contribution to the capital of the Company in the amount specified on the register of Members opposite each Member's name. Each Member's Capital Account will be credited with an amount equal to the cash plus the fair market value of property contributed to the Company by such Member. Except to the extent

required under the Act, the Members will not be required to make any additional contributions to the capital of the Company. Furthermore, the Members will not have any right to make additional capital contributions to the Company even if the Manager seeks additional capital for the Company in the future from existing Members and/or third parties who are not then existing Members. For the avoidance of doubt, the Manager may exclude one or more Members from making future capital contributions in its sole and absolute discretion. If additional capital is contributed to the Company, the capital accounts and allocation of profits and losses will be adjusted to reflect the aggregate change in capital contributions. No interest will accrue on any contribution and the Members will expressly have no right to withdraw or be repaid or receive any return on any contribution, except in each case as expressly provided in this Agreement.

8. ***Capital Accounts*.**

An individual capital account (each a "**Capital Account**") will be maintained for each Member in accordance with the provisions of section 1.704-1(b)(2)(iv) of the U.S. Treasury Regulations (the "**Treasury Regulations**"). No Member will be permitted to withdraw any portion of any previously made capital contribution without the prior written consent of a majority of the Class A Members. No Member will have any obligation to restore a deficit balance in that Member's Capital Account.

9. ***Distributions*.**

9.1. After withholding of any amounts reasonably necessary for (i) the operation of the Company, (ii) payment of any outstanding Management Fee under Section 6.6, (iii) the funding of any reserves and (iv) the setting aside of amounts that the Manager desires to reinvest in the Company and its assets, the Manager may, from time to time, determine the amount of cash and other property ("**Distributable Cash**") of the Company that is available for distribution to the Members, and, in its sole discretion, may cause the Company to distribute such cash and property to the Members, subject to any limitations imposed by the Act and any contractual obligations of the Company. Any such distributions of Distributable Cash will be made to the Members as follows:

9.1.1. First, notwithstanding the discretionary nature of the term Distributable Cash, the Manager is required to and will cause to be distributed to the Members, in proportion to their respective allocations of estimated taxable income of the Company for the taxable year in question, an amount necessary to provide liquidity for the payment of taxes arising from allocations of profits to Members to the extent of such tax payment obligation at the highest federal tax rate, and such tax distributions will reduce dollar for dollar, distributions subsequently to be made to such Member under Section 9.1

9.1.2. Second, Distributable Cash will be distributed to the holders of Class A Units and Class B Units, pro rata, in accordance with their respective Unit holdings as set forth on the register of Members until such Class A Unitholders and Class B Unitholders have been returned their aggregate capital contributions as set forth on the register of members; and

9.1.3. Third, Distributable Cash, if any, shall be distributed to the holders of Class A Units and Class B Units, pro rata, in accordance with their respective Unit holdings as set forth on the register of Members until such Class A Unitholders and Class B Unitholders have been returned an amount equal to six percent (6%) return per annum on their aggregate (unreturned) invested capital contributions as set forth on the register of members. (For clarity, interest shall not be compounded); and

9.1.4. Fourth, the remaining Distributable Cash, if any, will be distributed to the Members as follows: (i) twenty percent (20%) to the holders of Class C Units in accordance with their respective Unit holdings as set forth on the register of Members; (ii) eighty percent (80%)

to the holders of Class A Units and the Class B Units, pro rata, in accordance with their respective Unit holdings as set forth on the register of Members.

Notwithstanding anything to the contrary in Section 9.1.2, no holder of profits interests will receive any distribution under Section 9.1.2 or 9.1.3. Furthermore, holders of profits interests will only be able to participate in distributions under Section 9.1.4 to the extent that such profits interests are vested profits interests.

9.2. Distribution Reinvestment. For the avoidance of doubt, the Manager may, in its sole discretion, cause any amounts that would otherwise constitute Distributable Cash under Section 9.1 to be reinvested in the Company and its assets.

10. *Allocations*.

10.1. Net Profits and Net Losses. The terms "net profits" and "net losses" of the Company will mean the net profits or net losses of the Company as determined in accordance with Treasury Regulations section 1.704-1(b)(2)(iv). After giving effect to the special allocations set forth in Section 10.2 hereof, net profits and net losses of the Company for any fiscal year will be allocated among the Members in a manner such that the Capital Account of each Member is, as nearly as possible, equal (proportionately) to (i) the distributions that would be made pursuant to Section 11 if the Company were dissolved, its affairs wound up and its assets sold for cash equal to their carrying value, all Company liabilities were satisfied (limited with respect to each non-recourse liability to the carrying value of the assets securing such liability) and the net assets of the Company were distributed to the Members pursuant to this Agreement, minus (ii) such Member's share of the chargeback of minimum gain and other special allocations, computed immediately prior to the hypothetical sale of assets. Notwithstanding the foregoing, the Manager will make such adjustments to Capital Accounts as it determines in its sole discretion to be appropriate to ensure allocations are made in accordance with a Member's interest in the Company.

10.2. Special Allocations. The following special allocations will be made:

10.2.1. Nonrecourse Debt Allocations. Notwithstanding anything to the contrary contained above in this Section 10, the Company will comply with Treasury Regulations section 1.704-2, as amended, with respect to the allocation of deductions and the chargeback of minimum gain on nonrecourse debts of the Company.

10.2.2. Qualified Income Offset. Notwithstanding anything to the contrary contained herein, no Member will be allocated net losses which would cause or increase a deficit balance in such Member's Capital Account in excess of any actual or deemed obligation of such Member to restore deficits (as defined in Treasury Regulations section 1.704-1(b)(2)(ii)(c)). If any Member will receive with respect to the Company an adjustment, allocation or distribution in the nature described in Treasury Regulations section 1.704-1(b)(2)(ii)(d)(4)-(6) which causes or increases a deficit in such Member's Capital Account in excess of any actual or deemed obligation of such Member to restore deficits (as defined in Treasury Regulations section 1.704-1(b)(2)(ii)(c)), such Member will be allocated items of income and gain in an amount and manner as will eliminate such deficit balance as quickly as possible; it being intended that this Section 10.2.2 will constitute a "qualified income offset" within the meaning of Treasury Regulations section 1.704-1(b)(2)(ii)(d)(3). Any allocations made under this Section 10.2.2 will be taken into account in making allocations under Section 10.1 above so that, to the extent possible, and to the extent permitted by the Treasury Regulations, the cumulative allocations of net profits and net losses under Section 10.1 and this Section 10.2.2 to each Member will be equal to the net amount that would have been allocated to that Member if the allocations under this Section 10.2.2 had not been made.

10.3. Tax Allocations: Code Section 704(c).

10.3.1. In accordance with section 704(c) of the Internal Revenue Code of 1986, as amended (the "**Code**") and the Treasury Regulations thereunder, income, gain, loss and deduction with respect to any property contributed to the capital of the Company, solely for tax purposes, will be allocated among the Members so as to take account of any variation between the adjusted basis of such property to the Company for federal income tax purposes and its initial gross asset value.

10.3.2. Any elections or other decisions relating to such allocations will be made by the Manager in any manner that reasonably reflects the purpose and intention of this Agreement. Allocations pursuant to this Section 10.3 are solely for purposes of federal, state and local taxes and will not affect, or in any way be taken into account in computing, any Member's Capital Account or share of net profits, net losses, other items or distributions pursuant to any provision of this Agreement.

11. *Winding Up and Distribution Upon Dissolution*.

The Company will be dissolved and its affairs wound up on a date determined by both the Manager and a Majority of the Members. Upon the winding up and termination of the Company in accordance with the Act, the assets of the Company will be distributed in the following order: (i) first, to the payment of the debts and liabilities of the Company (including any loans or advances made by the Members to the Company) and the expenses of liquidation; (ii) second, to the creation of any reserves which the Manager deems reasonably necessary for the payment of any contingent or unforeseen liabilities or obligations of the Company or the Members (to the extent the Company is liable therefor) arising out of or in connection with the business and operation of the Company; and (iii) thereafter, to the Members in accordance with the order of priority specified in Section. 9.1, determined after all allocations of net profits and net losses under Section 10 and all non-liquidating distributions to the Members have been reflected. The Members intend (i) that the allocation provisions contained in Section 10 and elsewhere in this Agreement be interpreted so that the final Capital Account balances of the Members equal the liquidating distributions made under this Section 11, and (ii) that the allocation provisions contained in Section 10 and elsewhere in this Agreement be applied and amended by the Manager, if and to the extent necessary to produce such result even if any such application or amendment requires (A) first, special allocations of gross income and/or gross deductions for the current fiscal year (or, if necessary, any other period), and (B) second, if necessary, the amendment of prior tax returns for the Company.

12. *Prohibitions on Assignment of Interest; New Members*.

12.1. General Restriction. Except as otherwise provided in the Agreement, no Member may, directly or indirectly, sell, assign, transfer, mortgage, pledge, encumber, hypothecate, or otherwise dispose of, whether voluntarily, by operation of law or otherwise (herein collectively referred to as a "**Transfer**") all or any of the Member's Units without the prior written consent of the Manager (which consent may be given or withheld in the Manager's sole and absolute discretion). Transfers or attempted transfers of Membership Interests in contravention of this Agreement will be *void ab initio* and ineffective for any purpose and will not confer on any transferee or purported transferee any rights whatsoever, except to the extent (if any) such transfer is mandated by operation of law or a final, non-appealable order of a court of competent jurisdiction, and then only to the extent necessary to give effect to the requirements of applicable law or such order. Each Member acknowledges the reasonableness of the restrictions set forth in this Article 12 and elsewhere in this Agreement in view of the relationship of the Members.

12.2. Admission of Members; Additional or Substituted Member.

12.2.1. No Person will be admitted to the Company as a substitute or additional Member without the prior written consent of the Manager (which consent may be withheld in the sole and absolute discretion of the Manager) subject in all cases to the provisions of Article 12. Any Person eligible to be admitted to the Company as a substitute or additional Member pursuant to Article 12 will be subject to the terms and provisions of this Agreement and will promptly, upon the Manager's demand, execute and deliver to the Company such documents as may be necessary or appropriate, in the opinion of counsel for the Company, to reflect such Person's admission to the Company as a Member and to be bound by the terms of this Agreement.

12.2.2. A Person will be admitted to the Company as an additional or substituted Member if, and only if, the following conditions are satisfied:

(A) The Manager Consented to the Persons admission;

(B) The assignor and assignee will pay all costs and fees incurred by the Company to effect the transfer and addition or substitution; and

(C) Admission will not violate Section 12 of this Agreement.

12.2.3. Each time a Person is added as a Member of the Company pursuant to this Section 12.2, the Manager will amend the register of Members to reflect such new Member and such new Member's address and the number and type of Units held by such new Member.

12.3. Additional Restrictions on Transfers. No transfer or assignment of Units will be made if such disposition would (i) cause the Company to be treated as an association taxable as a corporation (rather than a partnership) for federal income tax purposes; (ii) violate the provisions of any federal or state securities laws; or (iii) violate the terms of (or result in a default or acceleration under) any law, rule, regulation, agreement or commitment binding on the Company or any entity in which the Company owns an interest.

13. *Limitation on Liability*.

Except as otherwise provided in the Act, the debts, obligations and liabilities of the Company, whether arising in contract, tort or otherwise, will be solely the debts, obligations and liabilities of the Company. None of the Members, the Managers or any officers, employees, members or agents of a Member or the Company will be obligated personally for any debt, obligation or liability of the Company solely by reason of the fact that he, she or it (i) is or was such Member, Manager, or an officer, employee, member or agent of a Member or the Company, or (ii) is or was serving at the request of the Company as a director, officer, partner, venturer, trustee, employee, member, agent or similar functionary of another foreign or domestic limited liability company, corporation, partnership, joint venture, sole proprietorship, trust, employee benefit plan or other enterprise. The failure of the Company to observe any formalities or requirements relating to the exercise of its powers or management of its business or affairs under the Act or this Agreement will not be grounds for imposing personal liability on any Member, Manager or any officers, employees, members, or agents of any Member or the Company, for any liabilities of the Company.

14. *Indemnification*.

The Company will indemnify and hold harmless the Managers and any officers, employees, members, or agents of the Company (individually, in each case, an "**Indemnitee**"), to the fullest extent permitted by law from and against any and all losses, claims, demands, costs, damages, liabilities (joint or several), expenses of any nature (including attorneys' fees and disbursements), judgments, fines,

settlements and other amounts arising from any and all claims, demands, actions, suits or proceedings, whether threatened, pending or completed and whether civil, criminal, administrative, arbitrative or investigative, including without limitation, any appeal to any such claim, demand, action, suit or proceeding and any inquiry or investigation that could lead to such claim, demand, action, suit or proceeding, arising out of or incidental to the business or activities of or relating to the Company and in which any such Indemnitee may be, or may have been, involved, or threatened to be involved, as a party or otherwise, by reason of the fact that he, she or it (i) is or was a Manager, or an officer, employee, member, or agent of the Company, or (ii) is or was serving at the request of the Company as a director, officer, partner, venturer, trustee, employee, member, agent or similar functionary of another foreign or domestic limited liability company, corporation, partnership, joint venture, sole proprietorship, trust, employee benefit plan or other enterprise, to the fullest extent permitted under the Act, as the same exists or may hereafter be amended, regardless of whether the Indemnitee continues to be a Manager, or an officer, employee, member, or agent of the Company, at the time any such liability or expense is paid or incurred; *provided, however,* that this provision will not eliminate or limit the liability of an Indemnitee (i) for any breach of the Indemnitee's duty of loyalty to the Company or its Members or (ii) for acts or omissions which involve intentional misconduct, gross negligence or a knowing violation of law. Any right of an Indemnitee under this Section 14 will be a contract right and as such will run to the benefit of such Indemnitee. Any repeal or amendment to this Section 14 will be prospective only and will not limit the rights of any such Indemnitee, or the obligations of the Company, with respect to any claim arising from or related to the status or the services of such Indemnitee in any of the foregoing capacities prior to any such repeal or amendment to this Section 14. Such right will include the right to be paid by the Company expenses incurred in investigating or defending any such proceeding in advance of its final disposition to the maximum extent permitted under the Act, as the same exists or may hereafter be amended. If a claim for indemnification or advancement of expenses hereunder is not paid in full by the Company within sixty (60) days after a written claim has been received by the Company, the claimant may at any time thereafter bring suit against the Company to recover the unpaid amount of the claim, and if successful in whole or in part, the claimant will also be entitled to be paid the expenses of prosecuting such claim. It will be a defense to any such action that such indemnification or advancement of costs of defense are not permitted under the Act, but the burden of proving such defense will be on the Company. Neither the failure of the Company to have made its determination prior to the commencement of such action that indemnification of, or advancement of costs of defense to, the Indemnitee is permissible in the circumstances nor an actual determination by the Company that such indemnification or advancement is not permissible will be a defense to the action or create a presumption that such indemnification or advancement is not permissible. In the event of the death of any Indemnitee, such right will inure to the benefit of his or her heirs, executors, administrators and personal representatives. The rights conferred above will not be exclusive of any other right which any Indemnitee may have or hereafter acquire under any statute, resolution, agreement or otherwise. If authorized by the Manager, the Company may purchase and maintain insurance on behalf of any Indemnitee to the full extent permitted by the Act.

15. *Tax Returns; Fiscal Year*.

15.1. Tax Returns. The Manager, at the expense of the Company, will cause to be prepared and delivered to the Members, in a timely fashion after the end of each fiscal year, copies of all federal and State income tax returns for the Company for such fiscal year, one copy of which will be timely filed with the appropriate tax authorities.

15.2. Fiscal Year. The fiscal year of the Company for financial, accounting, and federal, state and local income tax purposes will end on March 31.

15.3. Partnership Representative. The Members will take all reasonable actions to avoid the application to the Company of the centralized partnership audit provisions of sections 6221 through 6241 of the Code. If, however, such provisions are found to apply to the Company, an individual appointed by the Manager will act as the partnership representative for the purposes of Code sections 6221 through 6241 (the "**Partnership Representative**"). In the event the Manager is no longer a Member in the

Company, and no other individual has been appointed as the Partnership Representative, the Partnership Representative will be appointed by a majority of the Class A Members. The Partnership Representative will be authorized and required to represent the Company with all examinations of the Company's affairs by tax authorities, including resulting administrative and judicial proceedings. The Partnership Representative will have the sole authority to (1) sign consents, enter into settlement and other agreements with such authorities with respect to any such examinations or proceedings and (ii) to expend the Company's funds for professional services incurred in connection therewith. In the event of an adjustment resulting in an underpayment of tax, the Partnership Representative will duly and timely elect under section 6226 of the Code that each Person who was a Member during the taxable year that was audited personally bear any tax, interest, addition to tax, and penalty resulting from such adjustments and, if for any reason, the Company is liable for a tax, interest, addition to tax, or penalty as a result of such an audit, each person who was a member during the taxable year that was audited will pay to the Company an amount equal to such Person's proportionate share of such liability, as determined by the Manager, based on the amount each such person should have borne (computed at the rate used to compute the Company's liability) had the Company's tax return for such taxable year reflected the audit adjustment. The expenses for the Company's payment of such tax, interest, addition to tax, or penalty will be specially allocated to such persons in such proportions. The Partnership Representative will have the final decision-making authority with respect to all federal income tax matters involving the Company. The Members agree to cooperate with the Partnership Representative and to do or refrain from doing any or all things reasonably required by the Partnership Representative to conduct such proceedings. Any reasonable direct out-of-pocket expense incurred by the Partnership Representative in carrying out its obligations hereunder will be allocated to and charged to the Company as an expense of the Company for which the Partnership Representative will be reimbursed.

16. ***Confidentiality***.

16.1. Confidentiality Obligations. Subject to the other terms of this Section 16, each party will hold in strict confidence and will not directly or indirectly disclose (whether orally or in writing) to any other Person any Confidential Information or use any Confidential Information for any purpose other than in furtherance of the Company's objectives. "**Confidential Information**" means any confidential or proprietary information of a party, including any information, disclosure, intellectual property, technical data, trade secret, or know-how (and any document, diagram, or other tangible embodiments thereof, whether or not marked "confidential" or "proprietary," whether of a technical nature or otherwise, whether conveyed orally, in writing, in electronic format, or by electronic or other means, and whether conveyed to or acquired by a party or to an affiliate thereof); except that Confidential Information does not include any information that has become (i) publicly known or made generally available, in each case through no wrongful act of any receiving party, including any act in violation of this Agreement, (ii) became known to a receiving party from a third party that does not have a duty of confidentiality with respect to such information, or (iii) is independently developed by the receiving party without access to the disclosing party's information. For purposes of this Section 16, the term "party" will include the Company.

16.2. Certain Limitations on Confidentiality Obligations.

16.2.1. Disclosure Required by Law. Each party is permitted to disclose Confidential Information to the extent required by law, but only if such party promptly notifies the Company and the Manager of the specifics of such requirement prior to the actual disclosure, uses commercially reasonable efforts to limit such disclosure and to obtain confidential treatment or a protective order for such information, and allows the Company and the Manager to participate in such process undertaken to protect such information. Each party will reasonably cooperate with each other party in connection with such process to protect such information. In the absence of a protective order or other appropriate remedy, each party is permitted to disclose only that portion of such Confidential Information that is legally required (as determined by such party's outside legal counsel) to be disclosed.

16.2.2. Disclosure to Affiliates and Representatives. Each party is permitted to disclose Confidential Information to such party's affiliates, and to their respective representatives, but only if such Person to which such party is disclosing Confidential Information is bound by confidentiality and non-use obligations (whether pursuant to a contract or a fiduciary or other similar duty) with respect to such Confidential Information that is substantially similar to those set forth in this section. Each party will be responsible for any breach of this section by such party's affiliates and respective representatives.

17. ***Conversion to a Corporation; Election to be Taxed as a Corporation*.**

17.1. In the event the Manager will determine that it is desirable or helpful for the business of the Company to be conducted as a corporation rather than as a limited liability company to facilitate a public offering or private placement of securities of the Company or for other reasons as determined by the Manager to be in the best interests of the Company, the Manager, in its sole discretion, will have the power to incorporate the Company, whether through a conversion, merger, reorganization or other transaction (a "**Corporate Conversion**" and such new corporation, the "**Issuer Corporation**"). In connection with any such Corporate Conversion, the Members will receive, in exchange for their Units, shares of capital stock of such Issuer Corporation having the same relative economic interest (as determined by the Manager in its sole discretion) as such Members have in the Company immediately prior to the Corporate Conversion, subject to such modifications as the Manager deems necessary or appropriate to ensure an equitable distribution to all equity holders in the Company, including, without limitation, those holders of options and/or profits interests, or to take into account the change in form from a limited liability company to a corporation. In consummating a Corporate Conversion, the Manager will have the power to prepare, as appropriate, the certificate of incorporation, by-laws, stockholders agreement, voting agreement, investor rights agreement and/or any other governing documents or equity holder agreements as the Manager, in its sole discretion, deems to be necessary or appropriate in consummating the Corporate Conversion (collectively, the "**Corporate Governing Documents**").

17.2. In the event of a Corporate Conversion, each Member agrees (i) to, if necessary, vote their Units at any regular or special meeting of the Members (or consent pursuant to a written consent in lieu of such meeting) in favor of such Corporate Conversion, and to raise no objections against the Corporate Conversion or the process pursuant to which the Corporate Conversion was arranged, (ii) to waive any and all dissenters', appraisal or similar rights with respect to such Corporate Conversion, (iii) to execute and deliver to the Company any counterpart signature pages to the Corporate Governing Documents as are necessary to be executed by the Members in order to consummate the Corporate Conversion; (iv) deliver and surrender to the Company any certificates issued to such Member representing such Member's Units; and (v) to otherwise take all actions in connection with the consummation of the Corporate Conversion as are deemed necessary or appropriate by the Manager in connection with such Corporate Conversion. As soon as practical after taking the necessary actions to consummate the Corporate Conversion, the Manager will provide to each Member share certificates representing the class and/or series of capital stock into which their Units were converted. The Manager may make such provision as will be reasonably necessary to ensure compliance with the Securities Act and other securities laws in connection with any Corporate Conversion and subsequent issuances of stock.

17.3. As security for the performance of each Member's obligations pursuant to this Section 17, each Member hereby grants to the Manager, with full power of substitution and resubstitution, an irrevocable proxy to vote, if necessary, all Units, at all meetings of the Members held or taken after the date hereof with respect to a Corporate Conversion or Corporate Governing Documents, or to execute any written consent in lieu thereof, and hereby irrevocably appoints the Manager, with full power of substitution and resubstitution, as the Member's attorney-in-fact with authority to sign any documents, including the Corporate Governing Documents, with respect to any such vote or any actions by written consent of the Members taken after the date hereof or to effectuate the Corporate Governing Documents. This proxy will be deemed to be coupled with an interest and will be irrevocable. This proxy will terminate immediately prior to the consummation of a public offering pursuant to a registration statement

(or offering statement filed pursuant to Regulation A) filed with the Securities and Exchange Commission (unless the Corporation Conversion is in connection with an initial public offering in which case the proxy will not terminate until immediately after the consummation of such initial public offering).

17.4. The Manager, at any time, without the need to obtain the consent of the Members, may make an election on behalf of the Company with the Internal Revenue Service such that the Company will be taxed as a corporation instead of a partnership.

18. ***Manager's Drag-Along Rights***.

If holders of a majority of the outstanding Class A Units of the Company (the "**Class A Majority**") consent to engage in the Sale of the Company (as defined below), then the Class A Majority will have the right to require all of the Company's remaining Unitholders (the "**Remaining Unitholders**") to participate in such Sale of the Company on a pro rata basis and otherwise on the same terms and conditions as those agreed to by the Class A Majority and the Manager (the "**Drag-Along Rights**"). If the Class A Majority elects to exercise its Drag-Along Rights in connection with such a transaction, the Manager will deliver a notice to each of the Remaining Unitholders a notice setting forth the terms of the transaction (a "**Drag-Along Notice**"), including the proposed closing date for its consummation, which will not be less than twenty (20) days from the date of such Drag-Along Notice, and all documents required to be executed by each of the Remaining Unitholders in order to consummate such transaction. Within ten (10) days of receipt of such Drag-Along Notice, each Remaining Unitholder will deliver to the Manager a countersigned copy of such Drag-Along Notice and all such other documents previously furnished to such Remaining Unitholder for execution in connection with such transaction. If any Remaining Unitholder fails to execute and deliver such Drag-Along Notice and other documents within such ten-day period (each, a "**Remaining Unitholder**"), then the Manager will have the authority to execute such Drag-Along Notice and other documents on behalf of such Remaining Unitholder, and the provisions of this Section 18 will constitute the granting to the Manager of a power of attorney on behalf of such Remaining Unitholder to execute and deliver any and all such documents. Upon such Sale of the Company, the Manager will cause to be remitted to each Unitholder the proceeds attributable to the Unitholders Units on the closing date of such sale. For purposes of this Section 18, a "Sale of the Company" will mean an specified in Section 6.4.1 or Section 6.4.2.

19. ***Market Stand-Off***.

In connection with any underwritten public offering by the Company, or its successor resulting from a conversion pursuant to Section 18, of its equity securities pursuant to an effective registration statement filed under the Act, including an initial public offering by the Company, the Unitholders acknowledge and agree that they will not directly or indirectly sell, make any short sale of, loan, hypothecate, pledge, offer, grant or sell any option or other contract for the purchase of, purchase any option or other contract for the sale of, or otherwise dispose of or transfer, or agree to engage in any of the foregoing transactions with respect to, any Units without the prior written consent of the Manager in consultation with any underwriter engaged by the Company. Such restriction (the "**Market Stand-Off**") will be in effect for such period following the date of the final prospectus for the offering as may be requested by the Manager or an underwriter. In no event, however, will such period exceed two hundred seventy (270) days plus such additional period as may reasonably be requested by the Manager or an underwriter to accommodate regulatory restrictions on (i) the publication or other distribution of research reports or (ii) analyst recommendations and opinions. For consideration received and acknowledged, each Unitholder, in its capacity as a unitholder of the Company, hereby appoints the Manager and any Chief Executive Officer and/or Chief Financial Officer of the Company, if any, to act as its true and lawful attorney with full power and authority on its behalf to execute and deliver all documents and instruments and take all other actions necessary in connection with the matters covered by this Section 19 and any lock-up agreement required to be executed pursuant to an underwriting agreement in connection with any initial public offering of the Company's equity securities. Such appointment will be for the limited purposes set forth above.

20. ***Governing Law*.**

This Agreement will be governed by and construed in accordance with the laws of the State of Delaware (but not including the choice of law rules thereof), including without limitation the Act .

21. ***Amendments*.**

This Agreement may be amended by the Manager from time to time, in its sole discretion.

22. ***Authorized Signatory*.**

The authorized signatories for the Company include Florian Schmitz and Kenneth Luna.

23. ***Entire Agreement*.**

This Agreement and the documents referenced herein contain the entire understanding of the members with respect to the subject matter covered herein and supersede all prior agreements, negotiations and understandings, written or oral, with respect to such subject matter, including, without limitation, the Existing Agreement.

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IN WITNESS WHEREOF, the persons below have executed this Agreement as of the date first set forth above.

COMPANY

ASCEND ASSETS I LLC

By:________________________________
Name: Florian Schmitz
Title: Authorized Signatory

SOLE MEMBER:

ASCEND REAL ESTATE FUND I LLC

By:________________________________
Name: Florian Schmitz
Title: Authorized Signatory

The undersigned entity accepts appointment as “manager” of the Company and agrees to be bound by the terms of this Agreement:

ASCEND TECHNOLOGY CORPORATION

By:________________________________
Name: Florian Schmitz
Title: President